



Ford Motor Credit Company

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

For the Periods Ended March 31, 2007 and 2006

(in millions)

	First Quarter	
	2007	**2006**
	(Unaudited)	
Financing revenue		
Operating leases	$ 1,495	$ 1,330
Retail	859	907
Interest supplements and other support costs earned from affiliated companies	1,067	776
Wholesale	540	599
Other	47	54
Total financing revenue	4,008	3,666
Depreciation on vehicles subject to operating leases	(1,475)	(1,181)
Interest expense	(2,149)	(1,793)
Net financing margin	384	692
Other revenue		
Investment and other income related to sales of receivables	109	183
Insurance premiums earned, net	44	51
Other income, net	376	22
Total financing margin and other revenue	913	948
Expenses		
Operating expenses	556	519
Provision for credit losses (Note 4)	46	5
Insurance expenses	17	42
Total expenses	619	566
Income from continuing operations before income taxes	294	382
Provision for income taxes	101	134
Income from continuing operations before minority interests	193	248
Minority interests in net income of subsidiaries	0	0
Net income	$ 193	$ 248

The accompanying notes are an integral part of the financial statements.

See Note 10 for information regarding our conversion to a limited liability company.

 

Ford Motor Credit Company

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in millions)

	March 31, 2007	December 31, 2006
	(Unaudited)	
ASSETS		
Cash and cash equivalents (Note 1)	$ 10,560	$ 12,331
Marketable securities	5,677	10,161
Finance receivables, net (Note 2)	109,755	109,405
Net investment in operating leases (Note 3)	26,512	25,939
Retained interest in securitized assets	936	990
Notes and accounts receivable from affiliated companies	1,160	950
Derivative financial instruments (Note 9)	1,821	1,804
Other assets	5,223	5,752
Total assets	$ 161,644	$ 167,332
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable		
Customer deposits, dealer reserves and other	$ 1,503	$ 1,509
Affiliated companies	2,669	3,648
Total accounts payable	4,172	5,157
Debt (Note 6)	134,905	139,740
Deferred income taxes	6,298	6,783
Derivative financial instruments (Note 9)	323	296
Other liabilities and deferred income	4,014	3,588
Total liabilities	149,712	155,564
Minority interests in net assets of subsidiaries	3	3
Stockholder's equity		
Capital stock, par value $100 a share, 250,000 shares authorized, issued and outstanding	25	25
Paid-in surplus (contributions by stockholder)	5,124	5,124
Accumulated other comprehensive income	847	825
Retained earnings (Note 8)	5,933	5,791
Total stockholder's equity	11,929	11,765
Total liabilities and stockholder's equity	$ 161,644	$ 167,332

The accompanying notes are an integral part of the financial statements.

See Note 10 for information regarding our conversion to a limited liability company.



Ford Motor Credit Company

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Periods Ended March 31, 2007 and 2006

(in millions)

	First Quarter	
	2007	**2006**
	(Unaudited)	
Cash flows from operating activities of continuing operations		
Net income	$ 193	$ 248
Adjustments to reconcile net income to net cash provided by operations		
Provision for credit losses	46	5
Depreciation and amortization	1,678	1,168
Net gain on sales of finance receivables	(5)	(24)
Net change in deferred income taxes	(404)	(52)
Net change in other assets	311	104
Net change in other liabilities	(721)	(11)
All other operating activities	15	447
Net cash provided by operating activities	1,113	1,885
Cash flows from investing activities of continuing operations		
Purchase of finance receivables (other than wholesale)	(8,886)	(9,231)
Collection of finance receivables (other than wholesale)	9,174	9,244
Purchase of operating lease vehicles	(3,890)	(4,502)
Liquidation of operating lease vehicles	1,875	1,875
Net change in wholesale receivables	(973)	(608)
Net change in retained interest in securitized assets	94	135
Net change in notes receivable from affiliated companies	(86)	82
Proceeds from sales of receivables and retained interests	697	2,540
Purchases of marketable securities	(1,749)	(4,996)
Proceeds from sales and maturities of marketable securities	6,305	3,230
Net change in derivatives	29	(82)
All other investing activities	(3)	(18)
Net cash provided by/(used in) investing activities	2,587	(2,331)
Cash flows from financing activities of continuing operations		
Proceeds from issuance of long-term debt	4,030	9,919
Principal payments on long-term debt	(9,709)	(14,174)
Change in short-term debt, net	347	1,028
Cash dividends paid	-	(250)
All other financing activities	(30)	(1)
Net cash used in financing activities	(5,362)	(3,478)
Effect of exchange rate changes on cash and cash equivalents	(109)	75
Net change in cash and cash equivalents	(1,771)	(3,849)
Cash and cash equivalents, beginning of period	12,331	14,798
Cash and cash equivalents, end of period	$ 10,560	$ 10,949

The accompanying notes are an integral part of the financial statements.

See Note 10 for information regarding our conversion to a limited liability company.





Ford Motor Credit Company

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